UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024

(Report No. 1)

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On November 19, 2024, Innovation Beverage Group Limited (the “Company”) issued a press release entitled, “Innovation Beverage Group to Boost Sales of its Bitters Brands in the U.S. Through Strategic Alliance with Blue Ridge Spirits & Wine Marketing.” A copy of the press release is furnished herewith as Exhibits 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release, dated November 19, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: November 19, 2024	By:	/s/ Dean Huge
		Name:	Dean Huge
		Title:	Chief Executive Officer